March 5, 2009

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re: Comment letter dated February 19, 2009, File No. 1-8399

Dear Mr. Cash:

This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter dated February 19, 2009, related to Form 10-K of Worthington Industries, Inc. (the “Company”, “we”, or “our”) for the year ended May 31, 2008 (the “2008 Form 10-K”), Definitive Proxy Statement filed August 13, 2008, and Form 10-Q for the quarter ended November 30, 2008. In responding to the Commission’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We take very seriously our responsibility to provide complete and accurate disclosures to the users of the information included in our filings. In preparing this information, we review the disclosure requirements established by the various governing bodies and reach a conclusion as to what is appropriate. We also consult with our independent registered public accounting firm and our legal counsel. We feel this process ensures that what we report is in compliance in all material respects with the applicable disclosure requirements. We will continue to employ this process in monitoring the changing disclosure requirements to ensure that we are in compliance.

The following includes each of your comments numbered to match the corresponding comment in your letter followed by our response.

Mr. John Cash	Page 2
Securities and Exchange Commission
March 5, 2009

Form 10-K for the fiscal year ended May 31, 2008

Item 1 – Business, page 1

1.	Please provide to us, and in future filings disclose, the information required by Item 101(c)(1)(viii) of Regulation S-K, or explain why this information is inapplicable to the company’s business.

Response:

The information required by this Item is “the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of the backlog”. Our sales orders are short-term in nature and the majority of our sales agreements are not considered firm on delivery or quantity. As a result, this information is not a significant indicator of our business. In future filings we will disclose this fact.

2.	Please tell us, and in future filings disclose, whether any of your supplier relationships or contracts is material to the company’s business.

Response:

On a consolidated basis, the primary product we purchase is steel. We purchase steel from major primary producers of steel, both domestic and foreign. The amount purchased from any particular supplier varies from year to year depending on a number of factors including market conditions, then current relationships and prices and terms offered. In nearly all market conditions, particularly now, steel is available from a number of suppliers and generally any supplier relationship or contract can and has been replaced with little or no significant interruption to our business. For certain raw materials, there are more limited suppliers, for example, hydrogen and zinc. These are generally purchased at market prices, and we believe our supplier relationships are good. We do not consider any particular supplier or any of the contracts with them to be significant to the Company’s business. However, since there are a limited number of suppliers in the hydrogen and zinc markets, if delivery from a major supplier is disrupted due to a force majeure type occurrence, it may be difficult to obtain an alternative supply. We disclosed this under Item 1A.—Risk Factors and will include this discussion in future filings under Item 1.—Business.

Critical Accounting Policies – Impairment of Long-Lived Assets, page 39

3.	You have recently recorded a significant goodwill impairment and you have identified goodwill as a critical accounting policy. In order to provide readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following in future filings:

Mr. John Cash	Page 3
Securities and Exchange Commission
March 5, 2009

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Please tell us your intentions with regard to this matter.

Response:

We will disclose the requested information in our critical accounting policies section of our future filings.

Note F – Stock-Based Compensation, page 62

4.	With a view towards future disclosure, please tell us when or if you expect to discontinue your use of the “simplified method” to calculate the expected holding periods of your options.

Response:

We discontinued the “simplified method” of calculating the expected term of our stock options effective June 1, 2008. For stock options granted after that date, we used our historical exercise experience to determine the expected holding period, which is disclosed in Note D – Stock-Based Compensation in our Form 10-Q filings for the quarters ended August 31, 2008 and November 30, 2008.

Item 9A – Controls and Procedures, page 76

Evaluation of Disclosure Controls and Procedures, page 76

5.	We note the statement that the company’s disclosure controls and procedures are “designed to provide reasonable assurance…” We also note this statement under “Item 4 – Controls and Procedures” in your quarterly reports on Form 10-Q for the quarters ended August 31, 2008 and November 30, 2008. Please tell us, and in future filings disclose, whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Mr. John Cash	Page 4
Securities and Exchange Commission
March 5, 2009

Response:

Our principal executive officer and principal financial officer concluded that our disclosure controls were effective at a reasonable assurance level for our quarters ended August 31, 2008 and November 30, 2008.

For future filings, we will revise our wording to state the following: Management, with the participation of our principal executive officer and our principal financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this [filed report]. Based on that evaluation, our principle executive officer and our principal financial officer have concluded that such disclosure controls and procedures were effective at a reasonable assurance level as of the end of the period covered by this [filed report].

Changes in Internal Control Over Financial Reporting, page 76

6.	We note the disclosure in the first paragraph regarding the new resource planning system. We also note the statement in the second paragraph that there were “no other changes” in your internal control over financial reporting during the applicable quarter. Please tell us whether this system represented a change in your internal control over financial reporting that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also comply with this comment in future filings.

Response:

We confirm that the new enterprise resource planning system implemented during the fiscal year ended May 31, 2008 materially affected our internal control over financial reporting. However, these changes were considered in our May 31, 2008 assessment, which concluded that our internal control over financial reporting was effective as of that date. Subsequent to that date, there were no changes in our internal control over financial reporting that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. We will comply with this comment in future filings.

Worthington Industries, Inc. Schedule 14A

Compensation Discussion and Analysis, page 22

7.	We note the disclosure regarding the comparator group. As this practice appears to constitute benchmarking, please tell us, and disclose in future filings, the information required by Item 402(b)(2)(xiv) of Regulation S-K.

Response:

We do not believe that we use comparator group information as a true “benchmark” within the meaning of Item 402(b)(2)(xiv). While comparator group database information (as compiled by the Compensation Committee’s independent compensation consultant) is an

Mr. John Cash	Page 5
Securities and Exchange Commission
March 5, 2009

important factor used in determining the appropriate levels and mix of executive compensation, there are numerous other factors which are considered including time in the position, performance, experience, internal equity and other factors the Compensation Committee deems appropriate.

Even if the comparator group information were used in a manner which constitutes benchmarking, we believe that the information we provide substantially complies with the intent of Item 402(b)(2)(xiv). Our primary discussion about the use of the information regarding compensation, as compiled by the Compensation Committee’s compensation consultant, for the comparator group is contained on pages 23 and 24 of our 2008 Proxy Statement. This disclosure identifies the comparator group as a “broad-based group of more than 120 manufacturing companies with revenues between $1 billion and $10 billion.” It notes that the Compensation Committee reviews and evaluates comparator group information with respect to “base salaries, bonuses, and long-term incentive programs.”

We do not list the individual companies in the comparator group since the companies in that group change from time to time. The comparator group comprises all manufacturing companies maintained in the executive compensation database of our compensation consultant at the time the study is conducted with revenues between $1 billion and $10 billion. Changes in that group occur as companies begin or cease participation in the database, due to the sale, merger or acquisition of companies included, or for other reasons. As noted in the disclosure, we use this broad-based group because it lessens the impact any single entity can have on the overall data, provides more consistent results, and better reflects the broad market in which the Company competes for executive talent. In fact, the Compensation Committee neither selects nor specifically considers the individual companies which are in the comparator group (i.e. the consultant’s database). It reviews the consolidated information provided by the consultant which has been calibrated using regression analysis and taking into account other factors that the consultant deems appropriate. Thus, it would not be appropriate to compare specific information from one or more companies in the comparator group. For these reasons as well as the size of the comparator group and its changing makeup, we do not feel it is appropriate to list the individual companies in the comparator group and disclosure of the companies in the database at any one time would not be material information. Instead, we believe a description of the type and breadth of companies included in the comparator group is more appropriate.

We will provide the more detailed explanation, similar to that set forth above, of the type and breadth of companies that comprise the comparator group in our future proxy statements.

8.	Please tell us, and in future filings disclose, how your compensation for named executive officers measures against the comparator group.

Mr. John Cash	Page 6
Securities and Exchange Commission
March 5, 2009

Response:

As disclosed on page 24 of the 2008 Proxy Statement, base salaries generally fall at the lower end of market comparables as compiled by the compensation consultant for the comparator group. Where the base salary falls for any specific executive varies from individual to individual and position to position due to factors such as time in the position, performance, experience, internal equity and other factors the Compensation Committee deems appropriate. Target annual bonus incentive opportunities, to be paid for achieving targeted levels of performance, are generally above what the consultant considers market median of target bonus incentive awards because base salaries are intentionally at the low end of market comparables and because bonus performance targets are generally set at aggressive levels, compared to expected performance. Long-term incentive award opportunities generally fall in the range of market median. Again, where a specific individual’s base salary, annual bonus incentives and long-term incentives fall relative to the comparator group will vary based on the factors listed above. Annual bonus incentives and long-term incentive compensation actually paid will vary significantly depending on the Company’s and/or business unit’s performance during the applicable years.

Note that historically and for the fiscal year ended May 31, 2008, base salary and annual bonus incentive compensation for John P. McConnell, the Company’s Chief Executive Officer, has been well below comparator group base salary and annual bonus incentive compensation of CEO’s. This has been at the request of Mr. McConnell.

We will provide explanatory information similar to that set forth above in our future proxy statements.

9.	Please tell us, and in future filings disclose, whether you target each element of compensation against the comparator group. If so, please disclose how the actual compensation payments to each named executive officer fall within those targets. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

Although comparator group information (as compiled by the compensation consultant) is an important factor in determining the appropriate levels and mix of executive compensation, as noted above, there are a number of other factors which the Compensation Committee considers in setting each element of compensation. Thus, there is no specific target for each element of compensation as against the comparator group. Instead, information from the comparator group is used as a factor in setting the compensation and a check on market competitiveness.

We will be clearer in our future proxy statements when explaining this use of comparator group information.

Mr. John Cash	Page 7
Securities and Exchange Commission
March 5, 2009

Incentive Compensation – Bonuses, page 27

10.	We note that you have not provided a quantitative discussion of the terms of the necessary performance targets to be achieved in order for your named executive officers to earn a cash bonus. Please tell us, and in future filings disclose, the specific performance targets used to determine cash bonus amounts. To the extent you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion, and note that we may have additional comments. Please note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Response:

In light of the current economic environment, annual incentive bonus performance targets will be extremely difficult to achieve for any of the named executive officers other than the President of Worthington Cylinder Corporation. In general, performance targets are set at aggressive levels, so they anticipate performance in excess of what would be considered normal performance in the expected economic environment.

We will provide additional disclosure on how difficult it will be to achieve the undisclosed target levels in our future proxy statements.

In our 2008 Proxy Statement disclosure, we noted that cash performance bonus targets are based upon economic value added, earnings per share, business unit operating income, and business unit economic value added. We do not believe that the disclosure of the specific performance targets is required or appropriate because such information would constitute confidential trade secrets and/or confidential commercial or financial information the disclosure of which would result in competitive harm to the Company and thus, can be excluded under Instruction 4 to Item 402(b) of Regulation S-K. The explanation for this conclusion is set forth below.

Instruction 4 provides that registrants are not required to disclose target levels involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. The standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment pursuant to Securities Act Rule 406 (17 CFR 230.406) and Exchange Act Rule 24b-2 (17 CFR 240.24b-2), each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder.

Mr. John Cash	Page 8
Securities and Exchange Commission
March 5, 2009

Exemption 4 has been interpreted as providing protection from disclosure of information that is (i) commercial or financial, (ii) obtained from a person outside the government and (iii) privileged or confidential. Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 529 (D.C., Cir. 1979); National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974), subsequent appeal sub nom. National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976). Under the applicable standard, in order to show the likelihood of competitive harm, it is not necessary to show actual competitive harm. National Parks and Conservation Association v. Morton, 498 F.2d at 770.

We believe that the specific cash bonus performance targets clearly meet the three requirements referred to above:

(a)	They are commercial and financial information;

(b)	They were obtained from a person outside of the government; and

(c)	They are confidential.

As discussed below, we believe that disclosure of the information would cause competitive harm to the Company and would also likely be confusing to investors.

The Company operates in three primary business segments, each of which is highly competitive. We believe that our competitors regularly review all of our publicly available information to obtain detailed information that would be helpful to them in competing with the Company and in developing their own respective strategies. We also believe that many, if not most, of our customers and suppliers review our publicly available information. Disclosure of cash bonus performance targets would allow competitors to gain insight into anticipated actions of the Company which would give them a competitive advantage. Likewise, customers and suppliers can use this information to increase their bargaining leverage with the Company, and in our business, success is often driven by the prices at which we buy our raw materials and sell our products. Thus, we believe that disclosure of specific target information for cash bonuses can result in significant competitive harm to the Company.

It is clear to us that financial analysts at our competitors can review our targets and, by combining these with publicly available information, develop models of what actions the Company may take moving forward. We also believe that disclosure of specific targets places us at a competitive disadvantage with our competitors and at a negotiating disadvantage with our customers and suppliers. Disclosure of our specific targets obviously gives these entities information on expected or target profits, margins, and growth. By disclosing both earnings and economic value added (“EVA”) targets, the harm is even more pronounced. Since EVA has a component of committed capital in it, by analyzing EVA in combination with earnings targets, interested entities can determine whether anticipated earnings are expected to be generated with increased capital, a reduction in capital, or a maintained capital base. Combining these specific targets with other information available to them in the market and in public documents, these entities can obtain indications of Company and/or business unit strategies, anticipated volumes in geographic or other markets,

Mr. John Cash	Page 9
Securities and Exchange Commission
March 5, 2009

capital spending plans, anticipated pricing strategies, anticipated levels of working capital and other confidential business information. Disclosing these targets may signal things such as aggressive expansion plans, aggressive marketing plans, potential acquisitions, plans to consolidate facilities, and other information which are key to the Company’s strategy and competitive position.

We believe if customers, suppliers, and competitors have access to our specific target levels, the Company can be injured in a number of ways. Several of the specific ways in which the disclosure of the specific target levels could be detrimental to the Company are summarized below.

As one example, if our performance targets indicate we expect strong profits and growth in one or more business units, new competitors may be encouraged to enter our markets, and existing competitors may be encouraged to expand capacity, to enter new geographic areas and/or aggressively pursue our customers. To demonstrate what could happen, as a result of our strong results in our 2005 and 2006 fiscal years, a number of new competitors entered the metal framing market, and a number of existing competitors expanded geographically into territories where we had a strong market share. If these competitors had had performance target information before these years began, it is likely that the same competitors would have expanded and attacked our markets a least one, maybe two years earlier. The harm to our business would have been significant.

From the perspective of our customers, if they determine from the disclosed performance target levels that we expect to have strong earnings and margins, they may be much more aggressive in negotiating lower prices for our products which will lower our margins and harm our results. In the past, we have faced this kind of pressure from our customers when we have reported strong results from a prior period. However, they did not have forward-looking information. This issue will be exacerbated if customers have this type of information on a forward-looking basis. In the opposite situation, if performance targets signal anticipated weakness, customers may feel more empowered to negotiate more aggressively with the Company under the belief that their business may be even more important for the Company to retain. Having specific target information would enhance the bargaining power of our customers and make it much more difficult to increase and/or maintain prices and margins, which would cause significant harm to the Company.

The issues we could face with suppliers would be similar to those faced with our customers. For example, if our suppliers determine from the disclosed target levels that we expect strong earnings and margins, they are more likely to aggressively negotiate higher prices from the Company. Again, this disclosure would enhance the bargaining position of our suppliers and make it much more difficult to obtain the lowest prices which should be available to us, again harming the Company.

In addition to the foregoing, it would detrimental to the Company if customers, suppliers, and competitors know specific targets upon which our employee compensation is based. Since the same performance targets are used for all bonus participants of the Company or a

Mr. John Cash	Page 10
Securities and Exchange Commission
March 5, 2009

business unit, third parties would know the targets applicable to all bonus plan participants, not just the named executives. If interim results indicate to a competitor that certain employees will receive little or no bonus or other incentive compensation, the competitor may attempt to hire those employees away feeling they can poach them by offering higher compensation. The potential loss of key employees would be very detrimental.

Also, if customers or suppliers know specific targeted amounts for various executives, they may be tempted to manipulate dealings with specific employees believing that they can directly impact their bonuses either positively or negatively. This is a situation that may cause problems, if any of these third parties believe that they can manipulate compensation for individual employees by providing higher margins, providing additional business, withholding business, making deals that benefit current periods at the expense of future periods, making deals that benefit one operating entity at the expense of the other, or by other actions.

We also believe that disclosure of bonus performance targets may confuse investors. The Company does not generally give expected earnings guidance. Investors may confuse performance targets with the Company’s expected results and, therefore, view the targets as guidance on the Company’s expected performance. In fact, these performance targets do not mirror expected performance. The Company’s best look at expected performance for the year is a factor taken into account in setting the targets, but the targets can and have been set at a more aggressive level designed to drive better than expected performance, and to incentivize executive performance and the achievement of the Company’s business goals. Thus, it would be a mistake to associate cash bonus targets with earnings guidance, but this is a mistake certain investors will make, regardless of how the two concepts are explained.

We believe this information is responsive to the staff’s request.

Form 10-Q for the quarter ended November 30, 2008

Note E – Employee Pension Plans, page 6

11.	We note your disclosure that pension plan assets declined significantly during the recent market downturn. With a view towards future disclosure, please clarify for us why you do not expect the decline in pension assets to have a material affect on your future pension expense and why the decline does not require you to fund your defined benefit pension plans in fiscal 2009.

Response:

Our total pension expense for our defined benefit plan for fiscal 2009 will be approximately $400,000. The loss on plan assets since the last measurement date of March 31, 2008, has been approximately $5,000,000. Because FASB 87 allows for deferral of losses on plan assets until a certain limit is reached, our estimate of the affect of the current plan asset decline on future annual pension expense is less than $300,000 per year. If the entire loss on plan assets were above the deferral limit, the amount of additional pension expense to be

Mr. John Cash	Page 11
Securities and Exchange Commission
March 5, 2009

recorded over the average future service life of twelve years would be approximately $417,000 per year. Since the contributions are calculated at the beginning of the year for that year, the current loss on plan assets did not impact the contribution to be made to our defined benefit plan for fiscal 2009. However, we anticipate a Company contribution of approximately $1,400,000 in fiscal 2010.

Note G – Investments in Unconsolidated Affiliates, page 7

12.	We note that you are a party to joint ventures that you do not consolidate in which you hold a 50% or greater interest. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding how you have concluded that it is appropriate to account for these entities using the equity method.

Response:

At November 30, 2008, our ownership interest in two unconsolidated joint ventures was greater than 50% (Worthington Specialty Processing (51%) and Aegis Metal Framing, LLC (60%)). We analyzed each of these joint ventures under the standards of FASB Interpretation 46(R) and determined that each was not a variable interest entity subject to consolidation. We then evaluated the control of each based on the standards set forth in SFAS No. 94 and EITF 96-16. Certain decisions in the ordinary course of business require a supermajority of the voting interest and thus are effective substantive participating rights in favor of the minority partner. In future filings, we will disclose the fact that due to substantive participating rights held by the minority partner, these joint ventures are considered to be jointly controlled, and, therefore accounted for by the equity method.

Note H – Restructuring, page 8

13.	With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding the nature of the professional fees included in your restructuring charges. In this regard, please clarify why these services specifically relate to your Transformation Plan and not to your normal operating costs.

Response:

As disclosed in the Note H, the professional fees relate to one consulting firm that was hired solely to assist in the development and execution of the Transformation Plan (“Plan”). This Plan is unprecedented in our history and involves fundamentally changing our Company in terms of expense structure, asset utilization and efficiency, supply-chain management, and organizational efficiency. This Plan involves facility closures, headcount reductions and other structural changes, the expenses of which have been included in the reported restructuring charges. We believe that these efforts will significantly transform our Company’s earnings potential. The services provided by the consulting firm include diagnostic tools, performance improvement technologies, project management techniques, benchmarking information, and insights that directly relate to our Transformation Plan. These services began at the onset of the Transformation Plan and will conclude prior to or

Mr. John Cash	Page 12
Securities and Exchange Commission
March 5, 2009

upon its completion. Due to the transformational nature of this effort, and the fact that the related consulting expenses will not continue, we do not consider these expenses to be normal operating costs.

Liquidity and Capital Resources, page 22

14.	We note your disclosures that your access to capital markets may be limited. Please enhance your disclosures in future filings to further discuss how potential limits in the capital markets may impact your business. In this regard, you should discuss the potential for increases in cost of capital as well as availability of capital.

Response:

We will enhance our disclosures in future filings to discuss how potential limits in the capital markets may impact our business, including a discussion of the potential for increases in and the availability of capital.

Operating activities, page 22

15.	Please revise future filings to include a more specific and comprehensive discussion regarding changes in your accounts receivable balances. Please also address the significant increase in your allowance for doubtful accounts.

Response:

In future filings, we will be more specific and comprehensive when discussing significant changes in our accounts receivable balances. We will also address any significant increase in our allowance for doubtful accounts. This discussion will be similar to the disclosure we provided in the section captioned “Critical Accounting Policies” on page 25 of our November 30, 2008, Form 10-Q.

16.	You indicate that you have identified actions which you can take to conserve cash and that you have identified trigger points at which to take these actions. Please enhance future filings to give your reader an understanding of what these actions are and what you consider triggering activities.

Response:

In future filings, as appropriate, we will discuss any cash conservation actions and the related trigger points for those actions.

Financing activities, page 23

17.	We note your disclosure quantifying your most restrictive debt covenants. In future filings please also disclose the actual ratios as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

Mr. John Cash	Page 13
Securities and Exchange Commission
March 5, 2009

Response:

In future filings we will disclose the actual ratios of our most restrictive debt covenants.

We believe the above explanations have been responsive to your comments. Should you need further information, please contact Richard Welch at 614-840-3437.

Sincerely,

/s/ B. Andrew Rose
B. Andrew Rose
Vice President and Chief Financial Officer